Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57682-12

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

June 26, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP: 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Ms. Pamela A. Long, Assistant Director and Mr. Matt Franker, Staff Attorney

Dear Sirs/Mesdames:

ITonis Inc.
Registration Statement on Form SB-2
Filed May 12, 2006
SEC File No. 333-134032

We write on behalf of ITonis Inc. (the “Company” or “ITonis”) in response to the Staff’s letter of June 8, 2006 signed by Ms. Pamela A. Long, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 1 to the Registration Statement on Form SB-2 (as revised, the “Form SB-2/A1”). We enclose with this letter two copies of the Form SB-2/A1, plus two copies that have been redlined to show the changes from the previous Form SB-2 filing.

In addition to the Form SB-2/A1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form SB-2/A1.

We also note that the Company completed a one for two consolidation of its share capital on June 15, 2006. The registration statement has been amended throughout to present all information on a post-consolidation basis, including all share amounts and per share prices. However, we note that the Company’s financial statements are presented on a pre-consolidation basis. Disclosure regarding this presentation of pre- and post-consolidation information has been included in the amended Form SB-2.

Cover Page

1. PLEASE HIGHLIGHT YOUR CROSS-REFERENCE TO YOUR RISK FACTORS DISCLOSURE BEGINNING ON PAGE 9. SEE REGULATION S-B, ITEM 501(a)(5).

In response to Staff’s comment, the Company has amended the Cover Page of the Form SB-2 in order to highlight the reference to the Risk Factor disclosure.

Summary, page 1

2. WE NOTE YOUR DISCUSSION UNDER “OUR BUSINESS” CONTAINS A LENGTHY DESCRIPTION OF THE COMPANY’S PRODUCTS AND BUSINESS STRATEGY, WHILE VIRTUALLY IDENTICAL DISCLOSURE APPEARS LATER IN YOUR PROSPECTUS ON PAGES 27-29. IN THE SUMMARY, YOU ARE TO CAREFULLY CONSIDER AND IDENTIFY THOSE ASPECTS OF THE OFFERING THAT ARE THE MOST SIGNIFICANT AND DETERMINE HOW TO BEST HIGHLIGHT THOSE POINTS IN CLEAR, PLAIN LANGUAGE. THE SUMMARY SHOULD NOT INCLUDE A LENGTHY DESCRIPTION OF THE COMPANY’S BUSINESS AND BUSINESS’ STRATEGY. THIS DETAILED INFORMATION IS BETTER SUITED FOR THE BODY OF THE PROSPECTUS. IF YOU WANT TO HIGHLIGHT KEY ASPECTS OF YOUR BUSINESS, CONSIDER LISTING THESE IN A BULLET-POINT FORMAT, WITH ONE SENTENCE PER BULLET POINT. SEE ITEM 503(a) OF REGULATION S-K AND PART IV.C. OF SECURITIES ACT RELEASE NO. 7497.

In response to Staff’s comment, the Company has amended the Summary section of the Form SB-2 in order to shorten the description of the Company’s products and business strategy.

Risk Factors. page 6
As we are a start-up company in the development stage...., page 7

3. PLEASE EXPAND YOUR DISCUSSION UNDER THIS RISK FACTOR TO EXPLAIN WHAT “DIFFICULTIES NORMALLY ENCOUNTERED IN DEVELOPING AND COMMERCIALIZING NEW SOFTWARE SOLUTIONS” ARE AND HOW THESE SPECIFICALLY APPLY TO YOUR DEVELOPMENT OF THE ITONIS VIDEO SOLUTION.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 in order to focus the risk factor discussion on the specific difficulties to be encountered by the Company as a result of it being an early stage technology development company.

We could lose our competitive advantages if we are not able to protect any proprietary information… , page 9

4. WE NOTE YOUR STATEMENT THAT THERE IS A RISK THAT COMPETITORS MAY ALLEGE THAT YOUR USE OF THE MARK “ITonis” IS A BREACH OF A TRADEMARK OR OTHER INTELLECTUAL PROPERTY RIGHT. PLEASE DISCLOSE THE BASIS FOR YOUR BELIEF. WE SIMILARLY NOTE DISCLOSURE IN THE THIRD PARAGRAPH UNDER THIS RISK FACTOR HEADING DISCUSSING THE INTELLECTUAL PROPERTY RIGHTS OF THIRD-PARTIES GENERALLY. RISKS THAT ARE PURELY SPECULATIVE OR OF A NATURE THAT COULD CONCEIVABLY APPLY TO ANY ISSUER SHOULD BE DELETED.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 in order to remove the statement noted by Staff as it is a risk factor that is of a general nature.

5. PLEASE CLARIFY THE EXTENT TO WHICH YOU HAVE TRADE SECRET AND COPYRIGHT PROTECTION FOR YOUR SOFTWARE.

In response to Staff’s comment, the Company has amended the Risk Factors and the Description of Business sections of the Form SB-2 in order to expand on the extent to which the Company relies on trade secret and copyright protection for its software.

Use of Proceeds, page 12

6. PLEASE DISCLOSE WITH QUANTIFICATION HOW YOU USED OR INTEND TO USE THE PROCEEDS YOU RECEIVED FROM THE SALES OF YOUR SECURITIES TO THE SELLING SECURITY HOLDERS.

In response to Staff’s comment, the Company has amended the Use of Proceeds section of the Form SB-2 in order to make reference to how the Company has applied and will apply the proceeds of its private placement financings. This disclosure is made with reference to the discussion under the Management’s Analysis or Plan of Operations section of the Form SB-2, which has also been expanded to provide this disclosure.

Selling Stockholders, page 13

7. PLEASE INDICATE BY FOOTNOTE OR OTHERWISE THE PRIVATE PLACEMENT IN WHICH EACH SELLING SHAREHOLDER ACQUIRED HIS OR HER SHARES.

In response to Staff’s comment, the Company has amended the Selling Shareholders section of the Form SB-2 in order to provide the requested disclosure.

Sales Pursuant to Rule 144, page 18

8. YOU STATE THAT ANY OF THE SHARES OFFERED BY THE PROSPECTUS MAY BE SOLD UNDER RULE 144; HOWEVER, IT DOES NOT APPEAR THAT THE HOLDING PERIOD REQUIRED FOR RESTRICTED SECURITIES UNDER RULE 144 WOULD BE MET FOR THE SHARES IN YOUR THREE RECENT PRIVATE PLACEMENTS. PLEASE ELABORATE ON THE REQUIREMENTS OF RULE 144 SUCH THAT INVESTORS WILL UNDERSTAND THE CONDITIONS, INCLUDING THE HOLDING PERIOD, FOR RESALES UNDER THIS RULE.

In response to Staff’s comment, the Company has amended the Plan of Distribution section of the Form SB-2 in order to provide the requested disclosure.

Directors, Executive Officers, Promoters and Control Persons, page 19

9. PLEASE REVISE TO STATE HOW MANY HOURS PER WEEK YOUR OFFICERS AND SIGNIFICANT EMPLOYEES DEVOTE TO YOUR AFFAIRS. WE NOTE, FOR INSTANCE, THAT ITONIS “OUTSOURCED ITS DIRECTOR NICOLAS LAVAUD TO XERIS” DURING THE FIRST QUARTER OF 2006.

In response to Staff’s comment, the Company has amended the Directors, Executive Officers, Promoters and Control Persons section of the Form SB-2 in order to provide the requested disclosure.

10. PLEASE REVISE TO SPECIFY HOW MICHAL BENES “CONTRIBUTED TO DEVELOPMENT IN C++ AND JAVA” AND HOW MARTIN CIZEK “CONTRIBUTED TO DEVELOPMENT IN JAVA.”

In response to Staff’s comment, the Company has amended the Directors, Executive Officers, Promoters and Control Persons section of the Form SB-2 in order to provide the requested disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 22

11. WE NOTE DISCLOSURE ON PAGE 52 THAT PURSUANT TO THEIR AGREEMENTS WITH ONYX TRADING, MESSRS. LAVAUD, KRAL AND BUCINSKY RETAIN RIGHTS TO THEIR SHARES ONLY WHEN THEY REMAIN YOUR EMPLOYEES FOR TWO YEARS FOLLOWING THEIR AGREEMENT WITH ONYX. IN ADDITION, IT APPEARS THAT MR. LAVAUD IS STILL EMPLOYED BY ONYX’S SUBSIDIARY, XERIS. ACCORDINGLY, IT APPEARS THAT ONYX MAY RETAIN OR SHARE BENEFICIAL OWNERSHIP OF THE SHARES IT PROVIDED AS A PERFORMANCE INCENTIVE PURSUANT TO THE AGREEMENT DATED NOVEMBER 24, 2005. PLEASE REVISE AS NECESSARY TO ENSURE THAT ALL SHARES BENEFICIALLY OWNED BY ONYX ARE REFLECTED IN THE TABLE.

In response to Staff’s comment, the Company has amended the Security Ownership of Certain Beneficial Owners and Management section of the Form SB-2 in order to provide reference to the rights of Onyx to return of the shares. We note that these shares are not reflected as being beneficially owned by Onyx at present due to the fact that Onyx is not entitled to return of ownership of these shares, either at the current date or at any date within the next sixty days. Accordingly, the Company believes under Rule 13d-3 that these shares are presently not beneficially owned by Onyx.

Our Business Model, page 37

12. PLEASE UPDATE YOUR PROSPECTUS REGARDING YOUR JOINT PROPOSAL TO AN INTERNET SERVICE PROVIDER IN THE CZECH REPUBLIC AS EVENTS WARRANT.

In response to Staff’s comment, the Company has amended the Description of Business section of the Form SB-2 in order to provide an update as to the status of the joint proposal to the Czech Internet service provider.

Key Competitors, page 44

13. WE NOTE YOUR DISCUSSION OF YOUR “MAIN COMPETITORS.” PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS YOUR RELATIVE COMPETITIVE POSITION AND THE METHODS OF COMPETITION WITHIN THE INDUSTRY. REFER TO ITEM 101 (B)(4) OF REGULATION S-B. IN ADDITION, PLEASE TELL US WHETHER THESE COMPETITORS HAVE DEVELOPED INTERNET-BASED ON-DEMAND VIDEO SOLUTIONS THAT HAVE BEEN BROUGHT TO MARKET. TO THE EXTENT THAT THESE COMPETITORS HAVE ESTABLISHED A MARKET FOR THESE SERVICES AND ARE ACTIVE PARTICIPANTS WITHIN SUCH MARKET, IT MAY NOT BE APPROPRIATE TO NAME THESE ENTITIES IN YOUR REGISTRATION STATEMENT

WHEN YOUR PRODUCT IS CURRENTLY IN ITS DEVELOPMENT STAGE AND YOU HAVE NOT YET DERIVED ANY REVENUES. PLEASE REMOVE THE NAMES OF THESE COMPETITORS OR TELL US WHY YOU BELIEVE THAT INCLUDING THE NAMES AT THIS TIME IS APPROPRIATE.

In response to Staff’s comment, the Company has amended the Description of Business section of the Form SB-2 in order to expand on the discussion regarding competitive position and methods of competition.

14. WE NOTE THAT YOU GIVE THE WEBSITES OF YOUR COMPETITORS. PLEASE CLARIFY, IF TRUE, THAT THE INFORMATION ON THESE WEBSITES DOES NOT FORM ANY PART OF THIS PROSPECTUS. ALTERNATIVELY, DELETE THE WEBSITE ADDRESSES.

In response to Staff’s comment, the Company has amended the Directors, Executive Officers, Promoters and Control Persons section of the Form SB-2 in order to references to websites of competitors.

Where You Can Find More Information, page 58

15. PLEASE NOTE THAT THE CURRENT ADDRESS FOR THE SEC’S PUBLIC REFERENCE IS NOW 100 F STREET, N.E., WASHINGTON, DC 20549.

In response to Staff’s comment, the Company has amended this section of the Form SB-2 in order to update the address of the SEC.

Management’ s Discussion and Analysis or Plan of Operations, page 46 Plan of Operations, page 46

16. WE NOTE DISCLOSURE THAT YOU ANTICIPATE SPENDING APPROXIMATELY $40,000 IN COMPLETING THE FILING OF THIS REGISTRATION STATEMENT, WHILE IN YOUR SUMMARY AND PLAN OF DISTRIBUTION SECTIONS YOU STATE THAT ANTICIPATED EXPENDITURES ARE $53,000. PLEASE REVISE YOUR OFFERING EXPENSES AND PLANNED EXPENDITURES OVER THE NEXT TWELVE MONTHS AS NECESSARY.

In response to Staff’s comment, the Company has amended the Management Discussion and Analysis or Plan of Operation section of the Form SB-2 in order to correct the reference to the anticipated cost associated with the registration statement.

17. WE NOTE DISCLOSURE ON PAGE 51 THAT YOU ANTICIPATE ACCRUING $360,000 UNDER YOUR AGREEMENT WITH NORDIC IPTV. PLEASE DISCLOSE THAT YOUR CALCULATION OF ADDITIONAL FUNDS NEEDED TO CARRY OUT YOUR PLAN OF OPERATIONS FOR THE NEXT TWELVE MONTHS EXCLUDES THIS ANTICIPATED ACCRUAL.

In response to Staff’s comment, the Company has amended the Management Discussion and Analysis or Plan of Operation section of the Form SB-2 in order to clarify that the calculation of required additional funds is based upon the anticipated accrual by the Company of amounts that become owing to Nordic IPTV.

18. PLEASE TELL US THE BASIS FOR YOUR DETERMINATION THAT YOU HAVE ENOUGH CASH ON HAND TO FINANCE YOUR PLAN OF OPERATIONS OVER THE NEXT FIVE MONTHS.

In response to Staff’s comment, the Company has amended the Management Discussion and Analysis or Plan of Operation section of the Form SB-2 in order to provide more detail on the Company’s determination of the length of time it will be able to continue its business operations based on amount of cash presently on hand and its anticipated expenses.

Market for Common Equity and Related Stockholder Matters, page 54

19. PLEASE REVISE TO CLARIFY THAT TO BE LISTED ON THE OTCBB, A MARKET MAKER MUST SEEK QUOTATION OF YOUR SECURITIES. PLEASE ALSO DISCLOSE WHETHER YOU CURRENTLY HAVE ANY ARRANGEMENTS WITH MARKET MAKERS TO SEEK QUOTATION.

In response to Staff’s comment, the Company has amended the Market for Common Equity section of the Form SB-2 in order to clarify that a market maker must seek quotation of the Company’s securities and that the Company presently does not have any arrangements with any market makers to seek quotation.

Financial Statements, page 57 Auditors

20. WE NOTE THAT YOUR AUDITORS ARE LOCATED IN CANADA. AS OF NOVEMBER 30, 2005 AND FEBRUARY 28, 2006, WE ALSO NOTE THAT ALL OF YOUR ASSETS AND OPERATIONS ARE LOCATED IN EITHER THE UNITED STATES OR THE CZECH REPUBLIC. IN LIGHT OF THIS FACT, PLEASE TELL US WHY YOU ENGAGED AN AUDITOR LOCATED IN CANADA TO SERVE AS YOUR PRINCIPAL AUDITOR. PLEASE TELL US HOW THE AUDITS OF YOUR OPERATIONS IN THE UNITED STATES AND THE CZECH REPUBLIC WERE CONDUCTED. FOR EXAMPLE, DID YOUR CURRENT AUDITOR TRAVEL TO THE UNITED STATES AND THE CZECH REPUBLIC TO CONDUCT THE AUDIT OR WAS ANOTHER AUDIT FIRM INVOLVED? IF ANOTHER AUDIT FIRM WAS INVOLVED, PLEASE TEL US THE NAME OF THE FIRM AND INDICATE WHETHER THEY ARE REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (PCAOB). FINALLY, PLEASE TELL US WHETHER YOU PLAN TO CONTINUE TO USE YOUR CURRENT AUDITOR IN THE FUTURE IN LIGHT OF THE LOCATION OF YOUR OPERATIONS.

In response to Staff’s comment, the Company advises as follows:

  The audit of the Company’s financial statements was completed solely by Staley, Okada & Partners as its principal independent accounting firm. The audit partners and managers of Staley, Okada & Partners are based in Vancouver, Canada. Staley, Okada & Partners did not involve another auditor in the audit of ITonis Inc.

  Some of the ITonis Inc. audit field work was performed in Prague, Czech Republic, and some in Vancouver, Canada. The entire audit was conducted by the Staley, Okada & Partners' audit partner and staff. The US Company’s audit field work was performed in Vancouver, Canada where the Company’s US accountants and the Company’s books and records reside.

  The Company's US accountants, Avisar, are located in Vancouver, Canada. The partner in charge at Avisar has approximately 10 years of experience with SEC registrants. The second partner at Avisar, if required, has over 10 years of experience as well as his CPA designation. Both individuals are chief financial officers of SEC registrants.

  Avisar prepared the Company’s books and records in accordance with United States Generally Accepted Accounting Principles. Avisar gathered the information from the

  Company's management. They then performed the book keeping for the US company and the required consolidation. The financial statements and required leadsheets were subsequently prepared and forwarded to the Company's US auditors, Staley, Okada & Partners.

  The books, records and financial statements were then audited by Staley, Okada & Partners.

  Staley, Okada & Partners are registered with the Public Company Accounting Oversight Board. They have their own internal US GAAP quality review of the Company's financial statements. Dean Larocque, CA, CPA (Oregon) was the lead partner, Larry Okada, CA CPA (Washington) was the concur partner. Each partner has a minimum of 7 years dealing with SEC registrants, and the manager on the engagement has approximately 5 years of US GAAP and GAAS experience. The firm adheres to required training and continuing education necessary to be registered with the PCAOB.

In response to Staff’s comment regarding the location of its auditor, the Company advises that it believes it is appropriate to have an audit report issued by Staley, Okada & Partners for the following reasons:

(a)	Staley, Okada & Partners is registered with the United States Public Company Accounting Oversight Board.

(b)	Staley, Okada & Partners is the public independent accountant for many SEC registrants including both foreign private issuers and U.S. domestic registrants.

(c)

Staley, Okada & Partners has been the Company's auditor since inception. They are professional and qualified. Five of seven partners of Staley, Okada & Partners, including the lead and concurring partners, are US qualified CPA’s and are registered in their respective states of qualification.

(d)

the cost to the Company of obtaining a PCAOB registered auditor located in the United States would have been cost prohibitive. In addition, the Company's initial attempts at securing a US auditor located in the US was extremely difficult as many were not accepting clients either due to the Company's size or they stated they were too busy.

(e)

For business purposes it was convenient to have Staley, Okada & Partners as auditors since the Company's US accountants and US legal counsel are also located in Vancouver, Canada. The books and records of the US company is maintained in Vancouver, Canada. In addition the minute book of the US Company is maintained in Vancouver, Canada at the office of the US legal counsel.

(f)

It is likely that, should the Company open an office in North America, it would be in Vancouver, Canada as all of the Company's advisors and professionals are located there. There have been no financial commitments to do so this at this time.

Consolidated Statement of Operations From Incorporation to November 30, 2005 and For the Three Months Ended February 28, 2006

21. WE NOTE THAT YOU HAVE PRESENTED THE $1 MILLION RELATED TO THE WRITE-OFF OF THE SOFTWARE AND THE $1.5 MILLION FOR THE INTELLECTUAL PROPERTY YOU ACQUIRED AS A NON-OPERATING EXPENSE. GIVEN THE NATURE OF YOUR OPERATIONS, PLEASE REVISE TO PRESENT THESE COSTS WITHIN YOUR RESULTS OF OPERATIONS.

In response to Staff’s comments, the Company has amended its consolidated statement of operations included its audited financial statements for the period ended November 30, 2005 in order to present the intellectual property costs within its general and administrative expenses.

Note 4- Software Costs

22. WE NOTE THAT YOU HAVE VALUED THE TV EVERYWHERE TECHNOLOGY YOU ACQUIRED FROM ONYX BASED ON THE FAIR VALUE OF THE 20,000,000 COMMON SHARES YOU ISSUED TO ACQUIRE THE TECHNOLOGY. WE ALSO NOTE THAT THIS TRANSACTION RESULTED IN ONYX OWNING APPROXIMATELY 64% OF YOUR COMPANY. WE THEREFORE BELIEVE THAT YOU SHOULD ACCOUNT FAR THE ACQUISITION OF THE TV EVERYWHERE TECHNOLOGY IN ACCORDANCE WITH SAB TOPIC 5G. THAT IS, THE TECHNOLOGY SHOULD BE RECORDED AT ONYX’S HISTORICAL COST SINCE ONYX HAS RETAINED A SUBSTANTIAL INDIRECT INTEREST IN THE TECHNOLOGY THAT WAS TRANSFERRED.

In response to Staff’s comments, the Company has amended Note 9 to its audited financial statements for the period ended November 30, 2005 in order to account for the acquisition of the TV Everywhere technology in accordance with SAB Topic 5G.

Note 9 - Subsequent Events

23. WE NOTE FROM YOUR DISCLOSURE RELATING TO THE TWO-YEAR CONSULTING SERVICE AGREEMENT THAT YOU AGREED TO PAY AN AGENT THE GREATER OF 40% OF NET PROFITS OR $30,000 PER MONTH. THIS DISCLOSURE DOES NOT APPEAR CONSISTENT WITH YOUR DISCLOSURES ON PAGE 26, 46 AND IN OTHER LOCATIONS IN YOUR FILING. PLEASE ADVISE OR REVISE YOUR DISCLOSURES ACCORDINGLY.

In response to Staff's comments, the Company has amended disclosures on Form SB-2 regarding the two-year consulting service agreement and are now consistent with the disclosure on the interim financial statements for the period ended February 28, 2006 (Note 5).

Part II. page 59
Item 28. Undertakings, page 65

24. PLEASE REVISE THE PROVISO APPEARING FOLLOWING PARAGRAPH (c) OF YOUR FIRST UNDERTAKING TO COMPORT WITH ITEM 512 OF REGULATION S-B. SPECIFICALLY, SUCH EXCLUSIONS ARE ONLY APPLICABLE IF THE REGISTRATION STATEMENT IS ON FORM S-3 OR S-8. PLEASE ALSO NOTE THAT THE INFORMATION CONTAINED IN SUCH PERIODIC REPORTS MUST BE INCORPORATED BY REFERENCE IN THE APPLICABLE REGISTRATION STATEMENT.

In response to Staff’s comments, the Company has amended the Undertakings in Item 28 in order to conform to the requirements of Item 512.

Signatures

25. PLEASE REVISE YOUR SIGNATURE PAGE TO INDICATE THE INDIVIDUAL SERVING AS CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. SEE INSTRUCTION 1 TO THE SIGNATURE REQUIREMENT OF FORM SB-2.

In response to Staff’s comments, the Company has amended the signature page of the Form SB-2 in order to disclose that Mr. Lavaud is also signing as principal accounting officer.

if you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/cml
Encls.

cc:	Ms. Tracey McKoy, Staff Accountant / Ms. Jeanne Baker, Assistant Chief Accountant
cc:	Mr. Matt Franker, Staff Attorney

cc:	ITonis Inc.
Attention: Mr. Nicolas Lavaud, CEO